# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11911 Freedom Drive, Suite 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 01/03/2025
Amends the filing with accession number 0001072613-21-000665
Filed by CIK 0001544328
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410) 842-4000

## Reporting persons
- New Enterprise Associates 14, L.P. (CIK 0001544328): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 14, L.P. (CIK 0001551531): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 14 GP, LTD (CIK 0001551532): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick J. Kerins (CIK 0001235112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 75,627; shared voting power 0; sole dispositive power 75,627; shared dispositive power 0; aggregate amount beneficially owned 75,627 (0.1% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 63,352; shared voting power 0; sole dispositive power 63,352; shared dispositive power 0; aggregate amount beneficially owned 63,352 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Drive, Suite 200, Reston, Virginia (VA), 20190

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 128,864,792 shares of Common Stock reported by the Issuer to be outstanding as of November 8, 2024, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented as follows:

As of January 6, 2025, Kerins is the record owner of 75,627 shares of Common Stock.

As of January 6, 2025, the Blue Mountain Trust, dated April 29, 2019 (the "Blue Mountain Trust"), is the record owner of 63,352 shares of Common Stock (the "Blue Mountain Trust Shares"). Scott D. Sandell may be deemed to own beneficially the Blue Mountain Trust Shares as trustee of the Blue Mountain Trust.
Transactions in the class effected during the past sixty days: New Enterprise Associates 14, L.P. ("NEA 14") made a pro rata distribution of 8,189,156 shares of Common Stock of the Issuer to its general partner and its limited partners for no consideration on January 3, 2025 (the "Distribution"). Following the Distribution, each of the Reporting Persons ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 3, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/07/2025)
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/07/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/07/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/07/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/07/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/07/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (01/07/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (01/07/2025)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (01/07/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (01/07/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D.Sandell (01/07/2025)
Comment: This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.